News Release

Resin Systems Announces $6 Million Utility Pole Order

Edmonton, Alberta, March 25, 2004: Resin Systems Inc. (RSI) (RS–TSX Venture / RSSYF – OTCBB) and its operating division, RS Technologies (RS) today announced that its Ontario market distributor Harwell Hesco Electric Supply Company Ltd.(“Hesco”) has provided RS with an initial order in excess of $6 million of composite utility poles and cross-arms.

Delivery of this initial order will be completed in 2005.  First deliveries will start at the end of the second quarter. Further financial terms will not be disclosed for competitive reasons.  The order will contribute to the Company’s growing production order backlog.   Also, in the opinion of RS management, this order will be a catalyst for rapidly opening opportunities with utility companies in the Ontario market.

Hesco www.harwellhesco.com is headquartered in Toronto, Ontario.  Hesco is a full line stocking electrical distributor, which has been supplying its Industrial, Utilities, Institutional, Original Equipment Manufacturers and Contractor customers since 1957. As an ISO registered company it has stocking branches in Toronto, Barrie, Markham, Hamilton, Burlington and St. Catharines. The company services over 2,000 customers throughout Southern Ontario.

RSI is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name. RSI's common shares are listed on the TSX Venture Exchange under the trading symbol 'RS' and on the OTCBB under the trading symbol ‘RSSYF’.

For further information contact:

Greg Pendura

President & CEO

Resin Systems Inc.

Ph: (780) 482-1953

Email: greg@resinsystemsinc.com

www.resinsystemsinc.com

Grant Howard

The Howard Group Inc

Ph: (888) 221-0915

Email: grant@ howardgroupinc.com

www.howardgroupinc.com

John Robinson or Robert Kennedy

Current Capital Corp.

Ph: (416) 860-0211 or 1-877-859-5200

Email: john@currentcapital.com

Email: robert@currentcapital.com

www.currentcapital.com

This news release contains "forward-looking statements" within the meaning of the United States federal securities laws. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Resin Systems Inc. undertakes no obligation to publicly update or revise any forward-looking statement contained in this news release except as required by law.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.